mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
Mail Stop 3030
Securities and Exchange Commission	January 4, 2010
Washington D.C. 20549

Re: mPhase Technologies, Inc.
       Preliminary Proxy Statement on Schedule 14A
       Filed: December 17, 2009
       File No. 000-30202

Dear Mr. Mancuso:

This is in response to your letter dated December 2, 2009 to Mr. Gustave T. Dotoli regarding the above-referenced matter. Set forth below is our response to each of the 12 items you raise in your letter pertaining to this matter.

1.	We reiterate that we are awaiting final comments from the Commission with respect to our Form 10K dated June 30, 2009.

2.	We have corrected each of the items you cite on pages 11, 16 and 21 of our Preliminary Proxy for current dates.

3.

We are filing as an additional correspondence filing both our Form 10K’ for the years ended June 30, 2008 and June 30, 1009 which are on file with the Commission already and will constitute the composite annual report complying with Rule 14a-3(b). We will, when available, file as a correspondence filing with you, any changes as a result of final comments received and agreed upon from the Commission with respect to our Form 10K for the period ended June 30, 2009.

4.	We are filing complete By-Laws as an Exhibit to our Proxy.

5.

As previously indicated we are holding our annual meeting late owing to financial considerations with respect to the transaction costs of doing so earlier. We have noted this as an additional item of disclosure in the Preliminary Proxy on page 1.

The Authority for doing so is clearly set forth in the Business Corporation Law of the State of New Jersey. Section 14 A:5-2 entitled “Annual meeting of Shareholders” provides, in pertinent part as follows:

“An annual meeting of the shareholders shall be held at such time as may be provided in the by-laws, or as may be fixed by the board of directors, or as may be fixed by the board of directors pursuant to authority granted in the by-laws. …If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient….”

The Company has added the citation of this authority to its Preliminary Proxy.

The Company presently intends, subject to financial resources and the successful completion of its Annual meeting for June 30, 2008, to hold its Annual Meeting for the fiscal year ended June 30, 2009, no later than June of  2010.

The Company has added a paragraph as an additional item of disclosure in the Proxy on page 1 of the Proxy.

6.	The Company is filing a revised Preliminary Proxy clearly marked from the Preliminary Proxy filed on December 17, 2009 to reflect changes Consistent with Rule 14a-6(h).

7.

We have included on Page 20 of the Preliminary Proxy an addition to paragraph 5 to eliminate the inconsistency with respect to the current Status of Messrs. Durando and Dotoli ‘s current status with respect to Packetport.com.

8.	The Company has added the following additional disclosure to the second paragraph of page 6 of the Proxy .

The Company believes that management has full legal authority to retain the auditors approved at its last annual meeting beyond the fiscal year ended June 30, 2008 under the Business Corporation Law of the State of New Jersey without seeking shareholder approval. Nevertheless, the Company believes that shareholders should have an opportunity to express through their vote, approval or disapproval of the Company’s decision in this matter.

9.	With respect to the 1,037,332,615 shares outstanding as of November 30, 2009 please note the following:

a.

Please note the table inserted which has been added below the paragraph referencing the 1,037,332,615 shares outstanding as of November 30, 2009, in the “Approval of Amendment” section which begins on page 6 of the Preliminary Proxy.

b.

Please note a new additional sentence in this same section which refers to securities and a new table inserted under the caption “Potential Shares Issuable Upon Changes in the Company’s Stock Price For Convertible Debt and Debenture Agreements Outstanding at November 30, 2009”

Potential Shares Issuable Upon Changes in the Company’s Stock Price For Convertible
Debt and Debenture Agreements Outstanding at November 30, 2009
Stock price for Conversion Calculation

	Amount Convertible
	under Agreement	$0.01	$0.021	$0.03
		Price Decline Illustration	(Actual Price November 30,2009)	Price Decline Illustration
Shares Currently Issuable	$836,875	111,500,000	53,095,238	37,166,667
Shares Issuable Over Agreement	$6,052,400	791,519,994	376,914,283	263,839,998
Totals	$6,889,275	903,019,994	430,009,521	301,006,665

A computation of each price illustrated; at $.01, $ .02 and $.03 is attached as supplemental information.

10.	Please note the expanded disclosure for each purpose enumerated by the board of directors for the additional shares estimated to be issued for the various purposes on the bottom of page 7 as marked in the Proxy document under the topic "Reasons for and effects of the Proposal."

11.	Neither paragraph 6 or 7 on page 7 contain any implied incorporation by reference of other documents filed with the Commission but merely bring more current information to the Shareholders regarding the number of shares of outstanding shares of common stock of the Company post June 30, 2009. We have removed paragraph 8 referencing other filings.

12.	Please note additional sentence as previously discussed in our correspondence of December 17, 2009 in the paragraph discussing reparations, which is on the top of page 8 as marked in the Proxy document.

Please note the table inserted below the paragraph referred to above and is included on page 8.

The following tables detail the components of reparation expense for each of the last two Fiscal Years:

mPhase Technologies, Inc
Reparation Expense Year Ended June 30, 2008
						NEW	ISSUANCE OF		REPARATION
	CONFIDENTIAL	REPARATION		PRIOR	NEW	INVESTMENT	REPLACEMENT		EXPENSE
DATE	INVESTOR	SHARES	VALUE	INVESTMENT	INVESTMENT	SHARES	WARRANTS	VALUE	TOTAL

9/30/07	investor 1	1,349,842	$146,204	$1,026,723	$100,000.00	1,000,000			$146,204
9/30/07	investor 2	444,444	$22,222	$100,000	$50,000.00	500,000			$22,222
12/31/07	investor 3	792,857	$30,778	$55,000	$24,500.00	350,000			$30,778
4/8/08	investor 4	576,598	$31,719	$288,000	$85,000.00	1,700,000			$31,719
5/9/08	investor 5	1,500,000	$126,000	$100,000	$100,000.00	2,000,000			$126,000
4/1/08	investor 6	0					11,111,112 $	35,115	$35,115
	TOTALS	4,663,741	$356,923	$1,569,723	$359,500.00	5,550,000	11,111,112 $	35,115	$392,038.00

mPhase Technologies, Inc
Reparation Expense Year Ended June 30, 2009
						NEW	ISSUANCE OF
	CONFIDENTIAL	REPARATION		PRIOR	NEW	INVESTMENT	REPLACEMENT
DATE	INVESTOR	SHARES	VALUE	INVESTMENT	INVESTMENT	SHARES	WARRANTS	VALUE	TOTAL

9/30/08	investor 1	3,862,000	$216,689	$1,000,000	200,000	4,000,000	0	0	$216,689
3/25/09	investor 2	7,660,000	$99,483	$520,000	150,000	15,000,000	0	0	$99,483
4/15/09	investor 3	1,000,000	$12,000	$1,126,723	0	0	0	0	$12,000
5/15/09	investor 3	1,000,000	$20,000	$-	0	0	0	0	$20,000
6/15/09	investor 3	1,000,000	$20,000	$-	0	0	0	0	$20,000
6/29/09	investor 4	5,000,000	$64,000	$250,000	50,000	5,000,000	0	0	$64,000
	TOTALS	19,522,000	$432,172	$2,896,723	$400,000	24,000,000	0	0	$432,172

The Company acknowledges that:

a.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

c.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note the change of the annual meeting date, the record date and the mailing date in our Preliminary Proxy to comply with the various time requirements for notification to shareholders.

If you have any further questions regarding this matter please do not hesitate to contact Mr. Edward Suozzo at 917-324-0354 or myself at 203-831-2242. Thank you.

Very truly yours,

/s/ Martin S. Smiley
Martin S. Smiley
EVP, CFO and General Counsel